                                                                Exhibit 99(g)(1)

                   FUND AMERICAN REPORTS THIRD QUARTER RESULTS

HANOVER, New Hampshire, October 27, 1997-- Fund American Enterprises Holdings, Inc. ended the 1997 third quarter with a book value per share of $102.14, an increase of $11.33 from the December 31, 1996 book value per share of $90.81. Fund American President and CEO Tom Kemp said, "1997 is developing just fine thus far. I am pleased with operating results at all of our insurance operations, however, these operating results have been muted by one-time charges at our mortgage operations. Investment results have been quite satisfactory."

Fund American reported net income of $14.9 million, or $2.03 per share, for the nine month period ended September 30,1997, compared to net income of $36.0 million, or $4.38 per share, for the nine month period ended September 30,1996. For the 1997 third quarter Fund American reported net income of $15.4 million, or $2.18 per share, versus net income of $3.7 million, or $.46 per share, in 1996. The 1997 nine month results include a $6.0 million after tax extraordinary loss on early extinguishment of debt recorded in the second quarter by the Company's mortgage banking subsidiary, Source One Mortgage Services Corporation. The 1996 nine month results include a $27.5 million pretax, $17.9 million after tax, recovery of Source One's valuation allowance associated with its capitalized mortgage loan servicing asset due to an increase in market interest rates.

                              INSURANCE OPERATIONS

Valley Insurance Companies (Valley), a Northwest region property-casualty company which writes personal and commercial lines, posted a combined ratio of 100.4% for the 1997 year-to-date period versus a 101.0% for the comparable 1996 period. Valley had $59.0 million of earned premium in the 1997 year-to-date period, an increase of $7.1 million from the comparable 1996 amount. The operations of Charter Insurance Companies (Charter), which writes non-standard automobile insurance in Texas, posted a combined ratio of 92.7% for the 1997 year-to-date period versus 97.9% for the comparable 1996 period. Charter had $46.8 million of earned premium in the 1997 year-to-date period, an increase of $23.7 million from the comparable 1996 amount. Premiums for Charter's automobile policies written prior to 1996 were fully ceded to a former affiliate of Charter. White Mountains Insurance Company, a newly formed New England region property-casualty company which writes commercial lines, had $2.2 million of earned premium in the 1997 year-to-date period.

The Company's unconsolidated insurance affiliates consist of a 25% economic interest in Financial Security Assurance Holdings Ltd. (FSA), a 50% interest in Folksamerica Holding Company, Inc. (Folksamerica) and a 33% interest in Main Street America Holdings, Inc. (MSA). Fund American's earnings from these affiliates increased to $14.8 million for the first nine months of 1997, from $6.0 million for the comparable 1996 period. The increase is primarily due to strong operating results at FSA and MSA and the inclusion in 1997 of earnings from Folksamerica (which was acquired in June 1996). The strong operating results at FSA in 1997 were the result of a steady domestic transaction flow as well as several large, high premium European transactions. FSA's adjusted book value at September 30,1997 was $37.88, up $3.35 from $34.53 at December 31,1996.

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

Folksamerica's operations performed well despite a continuing highly-competitive reinsurance market. Folksamerica's September 30, 1997 book value per share increased to $14.54, an increase of $2.42 from its 1996 year-end value of $12.12 per share. MSA's underwriting results for the first nine months of 1997 produced a combined ratio of 102.9% vs. a 108.9% combined ratio for the 1996 comparable period.

                           MORTGAGE BANKING OPERATIONS

For the 1997 year-to-date period, Source One had a net loss applicable to common stock of $13.8 million versus net income of $24.7 million for the comparable 1996 period. Source One's 1997 results include the following one-time charges:
(i) a $6.0 million after tax extraordinary loss on early extinguishment of debt and (ii) restructuring and compensation charges of $3.1 million pretax, $2.0 after tax, associated with Source One's plan to reduce its operating costs and improve its financial performance. Source One's 1996 results include a $27.5 million pretax, $17.9 million after tax, recovery of Source One's valuation allowance associated with its capitalized mortgage loan servicing asset due to an increase in market interest rates. For the 1997 third quarter, Source One had net income applicable to common stock of $.1 million versus net income of $7.3 million for the comparable 1997 period. Source One's 1997 year-to-date and third quarter results include $6.2 million and $3.1 million of pretax earnings, respectively, associated with the Company's investment in FSA which was contributed to Source One during 1997 to provide additional credit support to Source One's mortgage banking operations.

Source One's gross mortgage servicing revenue decreased to $20.7 million and $69.4 million for the three and nine month periods ended September 30, 1997, respectively, from $33.0 million and $101.1 million for the comparable 1996 periods. The decrease in gross mortgage servicing revenue during the 1997 periods is primarily the result of Source One's February 28, 1997 sale of servicing rights with respect to $17.0 billion of mortgage loans. Source One's net mortgage servicing revenue decreased to $7.5 million and $30.1 million for the three and nine month periods ended September 30, 1997, respectively, from $16.7 million and $69.9 million for the comparable 1996 periods. During 1997 Source One had pretax impairment to its capitalized mortgage loan servicing asset of $8.2 million (due to decreases in market interest rates during 1997 as compared to 1996) versus $27.5 million of pretax recoveries for the 1996 comparable period.

Net mortgage servicing revenue for the nine month period ended September 30, 1997 has been enhanced by $4.3 million of pretax net gains on financial instruments which represents an increase in the market value of Source One's investments in interest rate floor contracts and principal only swap agreements. Net mortgage servicing revenue for the comparable 1996 period has been reduced by $5.1 million of pretax net losses on financial instruments which represents a decrease in these financial instruments during the 1996 period.

Net gain on sales of mortgages decreased to $15.7 million for the nine month period ended September 30, 1997 from $32.2 million for the comparable 1996 period. The 1997 amount includes a $3.0 million pretax charge, recorded during the 1997 second quarter, related to mortgage loans held for investment which have been identified for sale and marked down from amortized cost to current market value. The balance of the 1997 decline is primarily due to decreased production and the related decrease in mortgage loan sales volume during 1997 as compared to 1996.

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

In connection with the February 1997 servicing sale, Source One recorded a $4.3 million pretax loss ($2.8 million after tax) during the 1997 year-to-date period. Source One will continue to subservice the mortgage loans pursuant to a subservicing agreement at least until March 1998, June 1998 and August 1998 for Federal Home Loan Mortgage (FHLMC) loans, Government National Mortgage Association (GNMA) loans and Federal National Mortgage Association (FNMA) loans, respectively. The subservicing period can be extended for two years beyond these dates at the option of the purchaser.

                                OTHER OPERATIONS

Fund American's investment income is comprised primarily of interest income earned on mortgage loans originated by Source One and the fixed maturity investments of its consolidated insurance operations. Net investment income was $46.3 million and $44.7 million, respectively, for the 1997 and 1996 nine month periods.

Realized investment gains of $47.6 million for the first nine months of 1997 resulted principally from the sales of 834,895 shares of the common stock of Veritas DGC Inc. for net proceeds of $20.9 million, 628,581 shares of the common stock of Travelers Property Casualty Corp. for net proceeds of $22.9 million and 388,140 shares of the common stock of Mid Ocean Limited for net proceeds of $22.6 million. Realized gains of $28.2 million for the comparable 1996 period resulted principally from sales of 2,042,572 shares of the common stock of Zurich Reinsurance Centre Holdings, Inc. for net proceeds of $61.8 million and 2,928,100 shares of the common stock of The Louisiana Land and Exploration Company for net proceeds of $125.1 million.

Fund American shares of common stock are traded on the New York Stock Exchange under the symbol FFC.

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

                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                         Consolidated Financial Summary
          For the nine month periods ended September 30, 1997 and 1996
                    (in thousands, except per share amounts)

                                                               Nine months ended September 30,
                                                               -------------------------------
                                                                      1997        1996
                                                                   ---------   ---------
Revenues:
  Gross mortgage servicing revenue                                 $  69,380   $ 101,105
    Amortization and impairment of capitalized mortgage servicing    (43,524)    (26,076)
    Net gain (loss) on financial instruments                           4,286      (5,127)
                                                                   ---------   ---------
    Net mortgage servicing revenue                                    30,142      69,902

    Net gain on sales of mortgages                                    15,740      32,217
    Gain (loss) on sale of mortgage servicing rights                  (4,296)     10,080
    Other mortgage operations revenue                                 13,771      13,578

    Earned property and casualty insurance premiums                  108,005      75,727
    Earnings from unconsolidated insurance affiliates                 14,834       6,043
    Other insurance operations revenue                                 6,855       7,417

    Net investment income                                             46,293      44,739
                                                                   ---------   ---------
      Total revenues                                                 231,344     259,703
                                                                   ---------   ---------
Interest expense                                                      35,724      38,541
Compensation and benefits                                             72,603      73,214
General expenses                                                      62,164      63,195
Insurance losses and loss adjustment expenses                         72,865      52,184
                                                                   ---------   ---------
      Total expenses                                                 243,356     227,134
                                                                   ---------   ---------
Pretax operating earnings (loss)                                     (12,012)     32,569

Net realized investment gains                                         47,634      28,154
                                                                   ---------   ---------
      Pretax earnings                                                 35,622      60,723

Income tax provision                                                  14,735      24,757
                                                                   ---------   ---------
      After tax earnings                                              20,887      35,966

Loss on early extinguishment of debt, after tax                       (5,975)         --
                                                                   ---------   ---------
Net income                                                         $  14,912   $  35,966
                                                                   =========   =========
Earnings per share:
   After tax earnings                                              $    2.84   $    4.38
   Net income                                                           2.03        4.38

Average common shares outstanding                                      6,669       7,538

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                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.
                         Consolidated Financial Summary
         For the three month periods ended September 30, 1997 and 1996
                    (in thousands, except per share amounts)

                                                                  Three months ended September 30,
                                                                  --------------------------------
                                                                          1997          1996
                                                                       ---------     ---------
Revenues:
   Gross mortgage servicing revenue                                    $  20,741     $  33,009
      Amortization and impairment of capitalized mortgage servicing      (19,301)      (16,046)
      Net gain (loss) on financial instruments                             6,026          (225)
                                                                       ---------     ---------
      Net mortgage servicing revenue                                       7,466        16,738
   Net gain on sales of mortgages                                          6,480         7,748
   Loss on sale of mortgage servicing rights                                  --        10,080
   Other mortgage operations revenue                                       4,774         4,042

   Earned property and casualty insurance premiums                        36,751        30,392
   Earnings from unconsolidated insurance affiliates                       5,018         2,990
   Other insurance operations revenue                                      2,271         2,127

   Net investment income                                                  16,620        15,731
                                                                       ---------     ---------
     Total revenues                                                       79,380        89,848
                                                                       ---------     ---------
Interest expense                                                          12,394        11,517
Compensation and benefits                                                 22,262        25,302
General expenses                                                          19,558        22,700
Insurance losses and loss adjustment expenses                             24,523        21,677
                                                                       ---------     ---------
     Total expenses                                                       78,737        81,196
                                                                       ---------     ---------
Pretax operating earnings                                                    643         8,652
Net realized investment gains (losses)                                    21,824        (1,548)
                                                                       ---------     ---------
     Pretax earnings                                                      22,467         7,104
Income tax provision                                                       7,099         3,438
                                                                       ---------     ---------
Net income                                                             $  15,368     $   3,666
                                                                       =========     =========

Net income per share                                                   $    2.18     $     .46
Average common shares outstanding                                          6,387         7,298


                                                                     September 30, December 31,
                                                                          1997          1996
                                                                       ---------     ---------
Total investments                                                      $ 592,353     $ 560,158
Total shareholders' equity                                             $ 718,944     $ 687,005
Common shares outstanding                                                  6,381         6,905
Common and common equivalent shares outstanding                            7,383         7,908
Book value per common and common equivalent share                      $  102.14     $   90.81

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

                               Financial Highlight
                              (dollars in millions)

                        CONSOLIDATED INSURANCE OPERATIONS

Three months ended Sept. 30,                                           Nine months ended Sept. 30,
---------------------------                                            ---------------------------
   1997              1996                                                 1997             1996
-----------       ---------                                             ---------        ---------
$      39.1       $    34.8         Net written premium                $    112.9       $    114.0
                                    Ending statutory surplus           $     91.8       $     80.3

                                    Combined ratios:

                                    Valley Insurance Companies (1)

       66.7%           67.7%         Loss and loss adjustment expense        64.8%            64.5%
       34.7%           39.1%         Underwriting expense                    35.6%            36.5%
-----------       ---------                                             ---------        ---------
      101.4%          106.8%         Combined                               100.4%           101.0%
===========       =========                                             =========        =========
                                    Charter Insurance Companies

       62.8%           76.3%         Loss and loss adjustment expense        68.9%            78.1%
       24.2%           22.7%         Underwriting expense                    23.8%            19.8%
-----------       ---------                                             ---------        ---------
       87.0%           99.0%         Combined                                92.7%            97.9%
===========       =========                                             =========        =========
                                    White Mountains Insurance Company

      127.9%           91.0%         Loss and loss adjustment expense       109.6%            91.7%
       45.8%           62.0%         Underwriting expense                    53.6%            53.0%
-----------       ---------                                             ---------        ---------
      173.7%          153.0%         Combined                               163.2%           144.7%
===========       =========                                             =========        =========

(1) Valley Insurance Companies excluding its wholly-owned subsidiary White Mountains Insurance Company

                           MORTGAGE BANKING OPERATIONS


Three months ended Sept. 30,                                           Nine months ended Sept. 30,
---------------------------                                            ---------------------------
   1997              1996                                                 1997             1996
-----------       ---------                                             ---------        ---------
                                    Loan Origination By Source
$       420       $     371           Retail                            $   1,013        $   1,471
        829             420           Wholesale                             1,704            1,632
-----------       ---------                                             ---------        ---------
$     1,249       $     791               Total                         $   2,717        $   3,103
===========       =========                                             =========        =========

                                    Servicing Portfolio (a)

$    28,583       $  31,329         Beginning balance                   $  29,201        $  31,831
      1,249             791         Mortgage loan production                2,717            3,103
       (831)           (634)        Regular payoffs                        (2,127)          (2,417)
       (357)         (3,839)        Sales of servicing and other           (1,147)          (4,870)
-----------       ---------                                             ---------        ---------

$    28,644       $  27,647           Ending balance                    $  28,644        $  27,647
===========       =========                                             =========        =========



       Owned Loans (b)                                                         Total Loans (a)
--------------------------                                              ---------------------------
  Sept. 30,        Dec. 31,                                               Sept. 30,        Dec. 31,
   1997              1996                                                  1997              1996
-----------       ---------                                             -----------       ---------

                                    Ending Servicing Portfolio
$    10,428     $    26,410         Principal balance                   $  28,644        $  29,201
    173,187         451,802         Number of loans serviced              462,234          478,779
       .424%           .422%        Weighted average net servicing fee        n/a              n/a
       8.69%           8.59%        Weighted average interest rate           8.41%            8.48%
       8.20%           7.44%        Percent delinquent (c)                   6.78%            7.17%



(a) Includes loans subserviced for others. Loans subserviced for others had a principal balance of $18,216 million, $2,791 million and $3,796 million as of Sept. 30, 1997, Dec. 31, 1996 and Sept. 30, 1996, respectively.

(b)   Excludes loans subserviced for others.

(c)   Includes loans in the process of foreclosure.


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